May 4, 2006

Ron Dobyns
Chief Financial Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

Re:
      Form 10-K for the fiscal year ended March 31, 2005
      File No. 000-22957

Dear Mr. Dobyns:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Amit Pande
      Assistant Chief Accountant